EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to an aggregate of 3,000,000 shares of common stock issuable pursuant to a certain Option Agreement of Ladenburg Thalmann Financial Services Inc. (“LTFS”) of our reports dated March 16, 2007 with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of LTFS included in its Annual Report on Form 10-K for the year ended December 31, 2006, as amended, filed with the Securities and Exchange Commission.
/s/ Eisner LLP
New York, New York
November 8, 2007